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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            RX MEDICAL SERVICES CORP.
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of class of securities)

                                    749917209

                                 (CUSIP NUMBER)

                               Michael L. Goldberg

                               2625 N.E. 11 Court

                         Fort Lauderdale, Florida 33304

                          Telephone No. (954) 568-3007
           -----------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                              David E. Wells, Esq.
                                Hunton & Williams
                            Barclays Financial Center
                                   Suite 2500
                              1111 Brickell Avenue
                              Miami, Florida 33131

                                December 31, 1999
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].



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--------------------                                                ------------
CUSIP NO. 749917209                     13D                         Page 2 of 5

--------------------                                                ------------


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       1          NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Michael L. Goldberg

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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                        (b) [ ]

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       3          SEC USE ONLY

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       4          SOURCE OF FUNDS*
                           00

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       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

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       6          CITIZENSHIP OR PLACE OF ORGANIZATION
                          USA

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                                   7       SOLE VOTING POWER
            NUMBER OF
                                           4.992,444
             SHARES                ---------------------------------------------
                                   8       SHARED VOTING POWER
          BENEFICIALLY
                                           -0-
            OWNED BY
                                   ---------------------------------------------
                                   9       SOLE DISPOSITIVE POWER
              EACH
                                           4,992,444
            REPORTING
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER
           PERSON WITH
                                           -0-
--------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,992,444

--------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*

--------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            20.91%

--------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON*
                            IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.           Security and Issuer.

                  This statement relates to the Common Stock of the Issuer, a Nevada corporation having its principal executive offices at 888 East Las Olas Boulevard, Suite 210, Fort Lauderdale, Florida 33301.

Item 2.           Identity and Background.

                  This statement on Schedule 13D is being filed on behalf of Michael L. Goldberg.

                  (a) - (c) The business address of Michael L. Goldberg is 2625 N.E. 11 Court, Fort Lauderdale, Florida 33304. The present principal occupation/employment of Michael L. Goldberg is Chairman of the Board and Chief Executive Officer of the Issuer.

                  (d) - (e) During the last five years, Michael L. Goldberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Michael L. Goldberg is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On December 31, 1999, Michael L. Goldberg owned 116,421 shares (the "Preferred Shares") of Series C Preferred Stock of the Issuer. The Preferred Shares were issued to Mr. Goldberg on April 1, 1999 in consideration of: (1) the cancellation of a note in the principal amount of $533,333; and (ii) satisfaction of compensation payable in the amount of $54,592. On December 31, 1999, the Preferred Shares were automatically converted into 4,605,311 shares of Issuer common stock.

Item 4.           Purpose of Transaction.

                  As described in Item 3 above, the acquisition of 4,605,311 shares of Issuer common stock was pursuant to the automatic conversion of Preferred Shares.

                  Except for occasional gifts and other transactions among family members as of December 31, 1999, Michael L. Goldberg had no present plans to acquire additional shares, or to dispose of any shares, of the Issuer's Common Stock.

                  As of December 31, 1999, Michael L. Goldberg did not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor did he have any plans (i) to sell or transfer a material amount of the Issuer's assets,
(ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors or management of the Issuer, (iv)



                                  Page 3 of 5
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to make any other material change in the Issuer's business or corporate structure, (v) to make any change in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation systems of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (viii) any action similar to any of those described in this Item 4.

Item 5.           Interest in Securities of the Issuer.

                  (a) Amount Beneficially Owned: 4,992,444 shares. Such figure includes 41,250, 25,000 and 47,500 shares of common stock that underlie options which were exercisable as of December 31, 1999 and which were scheduled to expire on January 3, 2000, August 28, 2002 and March 31, 2003, respectively.

                           Percentage of Class Owned:  20.91%

                  (b)      Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote - 4,992,444

                           (ii)  shared power to vote or to direct the vote -
                                 -0-

                           (iii) sole power to dispose of or to direct the
                                 disposition of -   4,992,444

                           (iv) shared power to dispose of or to direct the disposition of - -0-

                  (c) There have been no transactions by Michael L. Goldberg in the past 60 days involving shares of the Issuer's Common Stock.

                  (d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares described in Items 5(b)(ii) and (iv).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Michael L. Goldberg and any other person with respect to securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               None.



                                  Page 4 of 5
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                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 2002                    By: /s/ Michael L. Goldberg
                                           -------------------------------------
                                               Michael L. Goldberg






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